United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D
Under the Securities and Exchange Act of 1934
(Amendment No.____)*

AVIVA PETROLEUM , INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

05379P304
(CUSIP Number)

David Zlatin, 23811 Chagrin Blvd, Suite 200
Beachwood, OH 44122-5525   (216) 595-0987
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 23, 2001
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).

1	Name of Reporting Person	Ramat Securities Ltd


2	If a member of a group	a)  / /
b) /X/


3	SEC Use only


4	Source of Funds				WC


5	Check if Disclosure of Legal Proceedings is Required


6	Citizenship or Place of Organization		USA


Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		6,077,370


9	Sole Dispositive

			10	Shared Dispositive	6,077,370


11	Aggregate Amount Beneficially owned	6,077,370

12	Check if Aggregate Amount (11) Excludes Certain Shares


13	Percent of Class Represented by amount in row (11)	  12.96%

14	Type of Reporting Person			BD









1	Name of Reporting Person	David Zlatin

2	If a member of a group	a)	/ /
					b)	/X/

3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship or Place of Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting		6,077,370

			9	Sole Dispositive

			10	Shared Dispositive	6,077,370

11	Aggregate Amount Beneficially owned	6,077,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 12.96%

14	Type of Reporting Person			IN
















1	Name of Reporting Person	Howard Amster

2	If a member of a group	a)	/ /
					b	/X/

3	SEC Use only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings is Required

6	Citizenship of Place Organization	USA

Number of Shares	7	Sole Voting
Beneficially Owned
By Each Reporting
Person With		8	Shared Voting

			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially owned	6,077,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11) 12.96%

14	Type of Reporting Person		IN



















Schedule 13D

Item 1		Security and Issuer


AVIVA PETROLEUM, Inc., common stock, no par value
(CUSIP 05379P304)


AVIVA PETROLEUM, Inc
8235 Douglas Avenue Suite 400
Dallas, Texas 75225
(214) 691-3464


Item 2 		Identity and Background

Ramat Securities Ltd, 23811 Chagrin Blvd #200, Beachwood, OH 44122
Securities Firm

David Zlatin and Howard Amster are the unitholders of Ramat Securities Ltd, an Ohio Limited Liability Company. David Zlatin is a 17% owner/principal of Ramat Securities Ltd and has total control of voting and dispositive power over all securities owned by Ramat Securities Ltd. While David Zlatin directly or indirectly does not beneficially own 5% of Aviva Petroleum, he because of such voting and and dispositive power, might be deemed a beneficial owner of these shares owned by Ramat Securities Ltd.

Howard Amster is an 83% owner/principal of Ramat Securities Ltd.
He has no voting or dispositive power over any securities owned by Ramat Securities Ltd, but by being an 83% owner can be deemed a be deemed a beneficial owner of allsecurities owned by Ramat Securities Ltd.

d)	Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Neither the members or unitholders of Ramat Securities Ltd
have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.


a)	David Zlatin

b)	2562 Biscayne Blvd, Beachwood, OH 44122-1773

c)	Present principal occupation-Principal, Ramat Securities Ltd,
	securities firm-23811 Chagrin Blvd #200 Beachwood, OH 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	USA


a)	Howard Amster

b)	25812 Fairmount Blvd, Beachwood, OH 44122-2214

c)	Present principal occupation- Principal, Ramat Securities Ltd, securities firm- 23811 Chagrin Blvd # 200 Beachwood, OH 44122-5525

d)	Howard Amster has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Howard Amster has not been party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

f)	USA

Item 3.	Source and Amount of Funds or Other Consideration

Ramat Securities Ltd purchased all Aviva Petroleum Inc. shares with working capital without borrowing. The total consideration for the common share purchases is $ 234,015.34.

Item 4		Purpose of Transaction

Ramat Securities Ltd acquired their shares for purposes of investment.

There are no present plans or proposals by the purchaser of record or the beneficial owner as reported in this Schedule 13D which relates to or would result in the following:

a.  	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b.	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer or a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of the terms of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.	Any other material in the issuer's business or corporate structure;

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.	Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by Ramat Securities Ltd is 6,077,370 shares or 12.96 % of the outstanding shares.

c)	Description of Transactions

Ramat Securities Ltd purchased 1,2515,474 Depositary Shares.
Each Depositary Share represents five shares of Common Stock held by a Depositary.

Trades were executed on the over-the-counter bulletin board as an open market transaction with Bear Stearns as the executing broker.




Identity		Date		Shares		Price
Ramat Securities 	11/11/98	  9,800		.0626
			12/23/98	30,500		.0818
			12/23/98	87,500		.0663
			12/23/98        150,000		.0684
			05/09/00	40,000		.15
			12/22/00	10,130		.2201
			01/26/01        122,819		.219
			03/23/01        764.474		.235
				       1,215,474 Depositary Shares*

1,215,474 Depositary Shares equals 6,077,370 Common Shares.*
(Each Depositary Share represents five shares of Common
Stock held by a Depositary)




Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any person except as set forth in items 2, 3, 5 above.

Item 7.		Material to be filed as exhibits.

None.









Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.






Date:	March 28, 2001



Ramat Securities Ltd


David Zlatin


Howard Amster